

October 11, 2012

Via E-mail
Mr. Daniel E. Freiman
Vice President and Controller
NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, Virginia 20190

> **Re: NII Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 7, 2012**
> **Response dated September 18, 2012**
> **File No. 000-32421**

Dear Mr. Freiman:

We have reviewed your supplemental response letter dated September 18, 2012 and have the following comments. Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or information you provide in your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1.   We note your response to comment one from our letter dated September 6, 2012. We continue to believe that the impact of the identified errors on your fiscal 2011 reported results of operations is material. As such, please amend your Form 10-K to reflect the restatement of your results.

2.   Further, we note that your management concluded that Internal Controls over Financial Reporting were effective as of December 31, 2011, and that previously reported material weaknesses, particularly related to your Brazil segment, were sufficiently remediated. In light of the significant impact of the identified errors on your reported results of operations for the fiscal year ended 2011, and the additional errors identified in the first and second quarters of 2012, tell us in detail how you were able to conclude that your Internal Controls over Financial Reporting were effective as of December 31, 2011.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director